Filed by Denison Mines Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Rockgate Capital Corp.

Commission File Number: 132-02778

Date: September 19, 2013

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

For Immediate Release

TSX: DML

NYSE MKT: DNN

Currency: CAD$

DENISON FORMALLY COMMENCES ROCKGATE TAKEOVER OFFER

TORONTO, ON — September 19, 2013 — Denison Mines Corp. (“Denison”) confirmed today that it is formally commencing its takeover bid to acquire all of the outstanding shares of Rockgate Capital Corp. (“Rockgate”) in exchange for shares of Denison.  Denison is offering to exchange each Rockgate common share for 0.192 of a common share of Denison.

Since announcing its intention to make a takeover bid for Rockgate, Denison has entered into additional lock-up agreements with shareholders of Rockgate who have committed to accept Denison’s offer.  Denison now has lock-up agreements with holders of 36,778,255 Rockgate shares representing approximately 31.5% of Rockgate’s outstanding shares.

If shareholders of Rockgate have not already done so, they should vote against the transaction between Rockgate and Mega Uranium Ltd. (“Mega”) that was announced on June 6, 2013 (the “Mega Transaction”).  Any shareholder who has already voted in favour of the Mega Transaction may still change his or her vote by re-submitting a later-dated proxy or by following the revocation procedures found in Rockgate’s Notice of Meeting and Management Circular dated August 26, 2013.  The Rockgate shareholders’ meeting to vote on the Mega Transaction is scheduled for 10:00 a.m. Vancouver time on September 25, 2013, and shareholders are reminded that votes in respect of the Mega Transaction submitted by proxy must be made at least 48 hours in advance.

Rockgate Shareholders requiring assistance may contact Denison’s Information Agent, Laurel Hill Advisory Group toll free at, 1-877-452-7184 (1-416-304-0211 collect outside North America) or by email at assistance@laurelhill.com).

About Denison’s offer

A summary of the terms of Denison’s offer is being published today in advertisements in the national editions of the Globe and Mail and in La Presse.  Full details of Denison’s offer are included in the formal offer and takeover bid circular (“Denison’s Offer and Circular”), which will be filed today with securities regulatory authorities (together with all related documents) and will be available under Rockgate’s profile on SEDAR or on Denison’s website at www.denisonmines.com.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Denison or Rockgate.  Such an offer may only be made pursuant to Denison’s Offer and Circular to be filed with the Canadian securities regulators and pursuant to registration or qualification under the securities laws of any other such jurisdiction.

Denison’s offer will remain open until 4:00 p.m. Toronto time on October 25, 2013, unless otherwise withdrawn or extended by Denison.

Denison is filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include Denison’s Offer and Circular.  Investors and security holders are urged to read Denison’s Offer and Circular, when they become available, because they contain important information.  Investors and security holders may obtain a free copy of Denison’s Offer and Circular, when they become available and certain other offer documents filed by Denison with the Canadian provincial securities regulators on SEDAR at www.sedar.com and with the SEC at the SEC’s website at www.sec.gov.  Copies of any such documents may be obtained free of charge upon request made to Sheila Colman, the corporate secretary of Denison at 595 Bay Street, Suite 402, Toronto, ON, Canada, M5G 2C2.

Depositary and Information Agent

Questions and requests for assistance may be directed to Computershare Investor Services Inc., the Depositary for Denison’s offer, or Laurel Hill Advisory Group, the Information Agent for Denison’s offer, at the addresses and telephone numbers set out below.

For further information please contact:

Investors and analysts

Ron Hochstein

President, Chief Executive Officer

Sophia Shane

Investor Relations

Phone: (416) 979-1991

Email: info@denisonmines.com

The Depositary:

Computershare Investor Services Inc.
Toll-Free Phone: 1-800-564-6253
Toll-Free Facsimile: 1-888-453-0330
E-mail: corporateactions@computershare.com

The Information Agent:

Laurel Hill Advisory Group
Toll-Free Phone: 1-877-452-7184
Outside of North America Phone: 1-416-304-0211

Facsimile: 1-416-646-2415
E-mail: assistance@laurelhill.com

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia.  Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 49 projects and totals approximately 603,000 hectares in the Eastern Athabasca Basin region of Saskatchewan.  Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property.  Both the Midwest and J-Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, an approximate 71% interest in the newly acquired Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of UPC, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

Additional information about Denison is available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements and information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements.  Denison believes that the expectations reflected in forward-looking statements and information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements and information included in this press release should not be unduly relied upon.  This information speaks only as of the date of this press release.  In particular, this press release may contain forward-looking statements and information about Denison’s offer and Denison’s ability to complete Denison’s offer, the likelihood of the conditions on Denison’s offer being satisfied, the anticipated benefits or timing of Denison’s offer, and the timing and structure of a subsequent spin-out of a new company following Denison’s offer.

There can be no assurance that such statements or information will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in any forward-looking statements or information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 13, 2013 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements or information.  These factors are not, and should not be construed as being, exhaustive.  The forward-looking statements and information contained in this press release is expressly qualified by this cautionary statement.  Denison does not undertake any obligation to publicly update or revise any forward-looking statements or information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.